As filed with the Securities and Exchange Commission on January 13, 2014

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Synergy Pharmaceuticals Inc.

(Exact name of registrant as specified in its charter)

Delaware	33-0505269
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

420 Lexington Avenue, Suite 2012

New York, NY 10170

 (Address of principal executive offices) (Zip Code)

2008 Equity Compensation Incentive Plan

2009 Director Option Plan

(Full title of the plans)

Gary S. Jacob, Ph.D, Chief Executive Officer

420 Lexington Avenue, Suite 2012

New York, NY 10170

(Name and Address of agent for service)

(212) 297-0020

(Telephone number, including area code, of agent for service)

With a copy to:

Jeffrey Fessler, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

Phone (212) 930-9700

Fax (212) 930-9725

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.0001 par value	9,376,222	$3.66	(2)	$34,316,972.52	$4,420.03
Common Stock, $.0001 par value to be issued under the 2008 Plan	5,623,778	$5.60	(3)	$31,493,212.80	$4,056.33
Common Stock, $.0001 par value to be issued under the 2009 Plan	625,000	$5.60	(3)	$3,500,000.00	$450.80
TOTAL	15,625,000			$69,310,185.32	$8,927.16

(1)         Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable under the Company’s 2008 Equity Compensation Incentive Plan, as amended (the “2008 Plan”), and the 2009 Director Option Plan, as amended (the “2009 Plan”), by reason of any stock dividend, stock split, recapitalization or other similar transaction that increases the number of the outstanding shares of the Registrant’s common stock.

(2)         Estimated in accordance with Rule 457(h) solely for the purpose of calculating the registration fee. The price of $3.66 per share represents the weighted average of the exercise prices for outstanding options as of January 9, 2014 under the 2008 Plan.

(3)         Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, using the last sale price reported on The NASDAQ Global Select Market on January 9, 2014.

EXPLANATORY NOTE

This Registration Statement contains two parts. The first part contains a reoffer prospectus pursuant to Form S-3 (in accordance with Section C of the General Instructions to the Form S-8), which covers reoffers and resales of “restricted securities” and/or “control securities” (as such terms are defined in Section C of the General Instructions to Form S-8). This reoffer prospectus relates to offers and resales by directors and executive officers of shares of common stock, par value $0.0001 per share (the “Common Stock”) issuable upon the exercise of options granted by Synergy Pharmaceuticals Inc. (the “Company”) pursuant to the Company’s 2008 Equity Compensation Incentive Plan (the “2008 Plan”) and the Company’s 2009 Director Option Plan (the “2009 Plan”) and collectively with the 2008 Plan, the “Plans”).  This reoffer prospectus may be used by the selling shareholders for reoffers and resales on a continuous or delayed basis in the future of up to 9,376,222 shares of Common Stock issued pursuant to the 2008 Plan. The second part of this Registration Statement contains information required in the Registration Statement pursuant to Part II of Form S-8.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.          Plan Information.

The Company will provide each recipient of a grant under the Plans (the “Recipients”) with documents that contain information related to the Plans, and other information including, but not limited to, the disclosure required by Item 1 of Form S-8, which information is not required to be and are not being filed as a part of this Registration Statement on Form S-8 (the “Registration Statement”) or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. The foregoing information and the documents incorporated by reference in response to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act. A Section 10(a) prospectus will be given to each Recipient who receives common stock covered by this Registration Statement, in accordance with Rule 428(b)(1) under the Securities Act.

Item 2.          Registrant Information and Employee Plan Annual Information.

We will provide to each Recipient a written statement advising of the availability of documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) prospectus) and of documents required to be delivered pursuant to Rule 428(b) under the Securities Act without charge and upon written or oral request by contacting:

Gary S. Jacob, Ph.D

Chief Executive Officer

Synergy Pharmaceuticals Inc.

420 Lexington Avenue, Suite 2012

New York, NY 10170

REOFFER PROSPECTUS

Synergy Pharmaceuticals, Inc.

9,376,222 Shares of

Common Stock

This reoffer prospectus relates to the sale of up to 9,376,222 shares (the “Shares”) of our common stock, $.0001 par value per share (the “Common Stock”) on The NASDAQ Global Market, or such other stock market or exchange on which our common stock may be listed or quoted, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated (see “Plan of Distribution” starting on page 31 of this prospectus). We will receive no part of the proceeds from sales made under this reoffer prospectus. The selling stockholders will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering and not borne by the selling stockholders will be borne by us.

This reoffer prospectus has been prepared for the purposes of registering the common shares under the Securities Act to allow for future sales by selling stockholders on a continuous or delayed basis to the public without restriction.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 of this reoffer prospectus. These are speculative securities.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “SGYP” and the last reported sale price of our common stock on January 9, 2014 was $5.60 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 13, 2014

SYNERGY PHARMACEUTICALS INC.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus and the accompanying prospectus carefully, including the “Risk Factors” section contained in this prospectus and our consolidated financial statements and the related notes and the other documents incorporated by reference into this prospectus and in the accompanying prospectus. Unless we have indicated otherwise or the context otherwise requires, references in this prospectus or the documents incorporated by reference herein and therein to the “Company,” “we,” “us” and “our” refer to Synergy Pharmaceuticals Inc. and its subsidiaries.

Business Overview

We are a biopharmaceutical company focused primarily on the development of drugs to treat gastrointestinal, or GI, disorders and diseases. Our lead product candidate is plecanatide, an essentially non-systemic guanylate cyclase C, or GC-C, receptor agonist, to treat GI disorders, primarily chronic idiopathic constipation, or CIC, and constipation-predominant-irritable bowel syndrome, or IBS-C. CIC and IBS-C are functional gastrointestinal disorders that afflict millions of sufferers worldwide. CIC is primarily characterized by constipation symptoms but a majority of these patients report experiencing straining, bloating and abdominal discomfort as among their most bothersome symptoms. IBS-C is characterized by frequent and recurring abdominal pain and/or discomfort associated with chronic constipation. We are also developing SP-333, a second generation GC-C receptor agonist for the treatment of GI disorders and diseases, including opioid-induced constipation, or OIC, a common condition affecting patients who receive opioid treatments to relieve pain.  OIC is characterized by infrequent and incomplete evacuation of stool, hard stool consistency and straining associated with bowel movements.  SP-333 is also being formulated as a potential treatment for the GI inflammatory bowel disease, ulcerative colitis, or UC.

Our patented GI drug candidates were discovered and developed in-house by our scientists. Today there are few available therapies for CIC, IBS-C and OIC, with diarrhea and nausea common side effects of such therapies.

Plecanatide

Plecanatide is a synthetic analog of uroguanylin, a natural human hormone that regulates ion and fluid transport in the intestine. Orally-administered, plecanatide binds to the same receptors on the inside of the gastrointestinal tract as uroguanylin, and we believe it is capable of restoring the normal balance of fluid, thus restoring the regular function of the intestine in patients suffering from GI disorders such as CIC and IBS-C.

Constipation can be the by-product of other disease states, as well as due to certain drug therapies (e.g., narcotics) or anatomic anomalies. CIC, in contrast, has no identifiable causes. Patients diagnosed with CIC have had symptoms for 6 months or more, and commonly have less than 3 bowel movements a week and often less than one. They suffer from very hard stool and abdominal symptoms such as bloating, discomfort, gas, and a feeling of incomplete evacuation. Over-the-counter medications offer only short-term relief and are not indicated for chronic treatment. The prescription drugs available have significant side effects and are only effective in less than half of patients treated. Plecanatide offers hope for a more effective and tolerable treatment that can relieve the significant burden CIC places on patients’ lives.

On January 2, 2013, we announced positive results from our large multicenter clinical trial of our lead investigational drug plecanatide in patients with CIC. On May 15, 2013, at Digestive Disease Week 2013, we presented a late-breaking abstract, the title of which is: “Plecanatide, a Novel Guanylate Cyclase C (GC-C) Receptor Agonist, is Efficacious and Safe in Patients with Chronic Idiopathic Constipation (CIC): Results from a 951-Patient, 12-Week, Multi-Center Trial.”

On August 5, 2013, we announced that we had completed an End-of-Phase 2 meeting with the U.S. Food and Drug Administration (FDA) regarding plecanatide for the treatment of CIC.  Agreement was reached with the FDA on design, duration, size and primary and secondary efficacy endpoints for pivotal phase 3 studies..

On November 13, 2013, we announced the start of the first of two planned pivotal phase 3 clinical trials to confirm the safety and efficacy of plecanatide in adult patients with CIC.

The pivotal phase 3 trial is a randomized, double-blind, clinical trial to compare a 12-week, dose-ranging regimen of plecanatide (3.0 and 6.0mg) against placebo in adult patients with CIC. The study will be conducted at approximately 180 sites in the

United States and Canada and will enroll approximately 1,350 patients with CIC. The primary endpoint of the study is the proportion of patients who are overall responders for the 12-week treatment period

In addition to CIC, plecanatide is also being developed to treat IBS-C.  IBS is generally characterized by symptoms of abdominal pain or discomfort such as cramping, bloating, gas, and constipation or diarrhea or both. IBS-C is the subtype of IBS that plecanatide is being developed to treat. IBS is one of the most commonly diagnosed GI illnesses in the United States. As many as 1 in 6 or up to 50 million adult Americans suffer from IBS. About 13 million of them suffer from the IBS-C subtype.

IBS profoundly impacts patients’ physical, social and working lives. A quarter of patients describe their abdominal pain as constant. IBS is one of the most common reasons for work or school absenteeism, second only to the common cold. Fewer than 1 in 10 patients say they are satisfied with available IBS treatments. Healthcare systems spend billions of dollars annually to diagnose and treat this disorder. In the U.S., the annual cost of IBS treatment is estimated to be as much as $10 billion in direct medical costs (doctor and hospital visits, diagnostic procedures, etc.)

On December 27, 2012, we commenced a Phase2b clinical trial of plecanatide to treat patients with IBS-C. This study is currently being conducted at 70 sites in the U.S., and is planned to enroll 350 patients. To qualify for enrollment, patients must meet the Rome III criteria for IBS-C as modified for this study.  Abdominal pain is a major part of this syndrome and patients need to have pain scores of 3 or more (on a scale of 1 to 10) for 3 days in each of the two pre-treatment weeks. Qualified patients are being randomized to receive 0.3, 1, 3 or 9 mg of plecanatide or placebo once daily for 12 weeks, and will be seen at the clinical site once a month during the study. At the end of treatment, patients are followed for two weeks, and return for an end of study visit. The primary objective of this study is to select doses for the following Phase 3 studies, based on safety and efficacy endpoints including bowel movements, stool consistency, time to first bowel movement, reduction of abdominal pain, and quality of life measures.

On July 17, 2013, we announced that we had reached the halfway mark for total enrollment in our plecanatide Phase 2b clinical trial in patients with IBS-C.  At that point, over 726 patients had been screened, and 204 patients had been enrolled in the study. We completed enrollment in the fourth quarter of 2013 and expect to report top line data in the early second quarter of 2014.

We are developing a second-generation GC-C receptor analog, SP-333, for the treatment of OIC, and for the inflammatory bowel disease, UC. SP-333 is a synthetic analog of uroguanylin, a natriuretic hormone that is normally produced in the body’s intestinal tract. Deficiency of this hormone is thought to be one of the primary reasons for the formation of polyps that can lead to colon cancer, as well as debilitating and difficult-to-treat GI inflammatory disorders such as UC and Crohn’s disease.

On September 7, 2012, we submitted an Investigational New Drug, or IND, application for clinical evaluation of SP-333 to treat IBD. On December 28, 2012, we successfully completed a Phase 1 placebo-controlled, dose escalating, single-dose study of 70 healthy adult volunteers. On January 28, 2013, we commenced a multiple ascending oral dosing study of healthy volunteers in a Phase 1 trial of SP-333 which was completed during the quarter ended June 30, 2013.

On October 2, 2013 we announced plans to move forward with SP-333 in a phase 2 study for the treatment of OIC. The phase 2 trial is designed as a dose-ranging study to evaluate a 4-week regimen of SP-333, a once daily oral treatment, in adult patients taking opioid analgesics for chronic, non-cancer pain for at least three months.

On October 30, 2013 we announced the start of the phase 2 clinical trial to evaluate the safety and efficacy of SP-333 in adult patients with OIC. The multi-center, randomized, double-blind clinical trial will compare a 4-week, dose-ranging regimen of SP-333 (1.0, 3.0 and 6.0mg) against placebo in adult patients taking opioid analgesics for chronic, non-cancer pain for at least three months. The study plans to enroll approximately 260 patients with OIC who have less than 3 spontaneous bowel movements (SBMs) per week and who experience constipation-related symptoms. The primary endpoint of the study is mean change from baseline in the number of SBMs during Week 4 of the treatment period.

FV-100

On August 17, 2012, Synergy entered into an Asset Purchase Agreement (“Asset Purchase Agreement”) with Bristol-Myers Squibb Company (“BMS”) and acquired certain assets related to FV-100 (“FV-100”), an orally available nucleoside analog, for the treatment of shingles, a severe, painful skin rash caused by reactivation of the varicella zoster virus — the virus that causes chickenpox. Pursuant to the BMS Purchase Agreement Synergy purchased from BMS certain assets defined as “Acquired Assets” and assumed from BMS certain liabilities defined as “Assumed Liabilities”, in each case relating to the business being conducted by BMS as of the date of the BMS Purchase Agreement, consisting of the research, development, product design and related activities of BMS relating solely to FV-100, the valyl ester pro-drug of Cf1743, a bicyclic nucleoside analogue (the “Product”). The terms of the Asset Purchase Agreement provide for an initial base payment of $1 million, subsequent milestone payments covering (i) marketing (FDA) approval and (ii) achieving the milestone of aggregate net sales equal to or greater than $125 million, as well as a single digit royalty based on net sales.

On May 15, 2013, Synergy formed ContraVir Pharmaceuticals, Inc. (ContraVir), a Delaware corporation, for the purpose of developing the FV-100 Product. The following agreements were entered into during the period May 15, 2013 (inception of ContraVir) through September 30, 2013:

Contribution Agreement

Synergy and ContraVir entered into a Contribution Agreement (the “Contribution Agreement”), transferring the FV-100 Product to ContraVir, in exchange for the issuance to Synergy of 9,000,000 shares of the ContraVir common stock, par value $0.0001 per share (the “Common Stock”), representing 100% of the outstanding shares of Common Stock as of immediately following such issuance. During the period since August 17, 2012 through June 30, 2013 Synergy made no expenditures related to the research and development of FV-100, thus, the Company determined that the contributed asset did not meet the definition of a business, as defined in ASC 805, “Business Combinations” and was accounted for under ASC 350, “Intangibles Goodwill and Other” as a contribution of assets. The contribution of this asset was accounted for at Synergy’s net book value which was zero.  This agreement was amended and restated on August 5, 2013 to clarify certain indemnification provisions.

Loan and Security Agreement

On June 5, 2013, ContraVir entered into a Loan and Security Agreement with Synergy pursuant to which Synergy agreed to lend ContraVir up to five hundred thousand dollars ($500,000) for working capital purposes (the “Loan Agreement”).  Pursuant to the Loan Agreement, as of September 30, 2013, Synergy made advances to ContraVir totaling $200,000 under a promissory note (the “Note”).  The Note bears interest at six percent (6%) per annum and such interest shall be paid on the 15th of each of January, March, June and September, beginning September 15, 2013.  The Note matures on the earlier of June 10, 2014 or the date that the entire principal amount and interest shall become due and payable by reason of an event of default under the Note or otherwise.  In addition, Synergy has the right to demand payment of the unpaid principal amount and all accrued but unpaid interest thereon at any time after August 4, 2013, upon providing ContraVir fifteen (15) days prior written notice.  In connection with the Loan Agreement ContraVir granted Synergy a security interest in all of its assets, including its intellectual property, until the Note is repaid in full. On October 3, 2013, the Board of Directors of Synergy unanimously approved an increase in this lending facility to $1,000,000.

Shared Services Agreement

On July 8, 2013, ContraVir entered into a Shared Services Agreement with Synergy, effective May 16, 2013.  Under the Shared Services Agreement, Synergy will provide and/or make available to ContraVir various administrative, financial (including internal audit and payroll functions), legal, insurance, facility, information technology, laboratory, real estate and other services to be provided by, or on behalf of, Synergy, together with such other services as reasonably requested by ContraVir.

In consideration for such services, ContraVir will pay fees to Synergy for the services provided, and those fees will generally be in amounts intended to allow Synergy to recover all of its direct and indirect costs incurred in providing those services. The personnel performing services under the Shared Services Agreement will be employees and/or independent contractors of Synergy and will not be under ContraVir’s direction or control. These personnel costs will be based upon the actual time spent by Synergy personnel performing services for ContraVir under the shared services agreement. ContraVir will also reimburse Synergy for direct out-of-pocket costs incurred by Synergy for third party shared services provided to ContraVir (e.g. rent).

The shared services agreement will continue in effect until terminated (1) by ContraVir at any time on at least 30 days’ prior written notice, (2) by either party if the non-defaulting party shall have failed to perform any of its material obligations under the agreement, provided the non-defaulting party shall have notified the defaulting party in writing and such failure shall have continued for a period of at least 30 days after receipt of such written notice. This agreement was amended and restated on August 5, 2013 to clarify certain indemnification provisions.

On August 8, 2013, ContraVir Pharmaceuticals, Inc. filed an initial Form 10 Registration Statement (“Form 10”) with the U.S. Securities and Exchange Commission. The separation contemplates a 100% distribution of the ContraVir shares of common stock, now held by Synergy, to Synergy’s stockholders on a pro-rata basis.  Completion of the transaction is subject to a number of conditions, including effectiveness of the registration statement filed with the SEC, and other customary conditions. As of January 10, 2014 the ContraVir Form 10, as amended, has gone effective, however, the transaction remains subject to final approval by the Synergy Board of Directors. Synergy notes that there can be no assurance that any separation transaction will ultimately occur, or, if one does occur, its terms or timing.

Corporate Information

We were incorporated in Florida in November 2005 under the name of Pawfect Foods, Inc. On July 14, 2008, we acquired 100% of the common stock of Synergy Pharmaceuticals, Inc., a Delaware corporation, or Synergy DE, under the terms of an Exchange Agreement between us, Callisto Pharmaceuticals, Inc., or Callisto, Synergy DE and certain other holders of Synergy DE common stock. On February 14, 2012, we changed our state of incorporation from Florida to Delaware by merging with and into Synergy DE.

Our principal executive office is located at 420 Lexington Avenue, Suite 2012, New York, New York 10170. Our telephone number is (212) 297-0020 and our website address is www.synergypharma.com. The information on our website is not a part of, and should not be construed as being incorporated by reference into this prospectus or the accompanying prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Prospective investors should carefully consider the risks described below and other information contained in this prospectus, before purchasing shares of our common stock. There are numerous and varied risks that may prevent us from achieving our goals. If any of these risks actually occur, our business, financial condition and results of operations may be materially adversely affected. In that case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment.

Risks Related to Our Business

We are at an early stage of development as a company and currently have no source of revenue and may never become profitable.

We are a development stage biopharmaceutical company. Currently, we have no products approved for commercial sale and, to date, we have not generated any revenue. Our ability to generate revenue depends heavily on:

•demonstration in current and future clinical trials that our product candidate, plecanatide for the treatment of CIC and IBS-C, is safe and effective;

•our ability to seek and obtain regulatory approvals, including with respect to the indications we are seeking;

•successful manufacture and commercialization of our product candidates; and

•market acceptance of our products.

All of our existing product candidates are in various stages of development and will require extensive additional preclinical and clinical evaluation, regulatory review and approval, significant marketing efforts and substantial investment before they could provide us with any revenue. As a result, if we do not successfully develop, achieve regulatory approval and commercialize plecanatide, we will be unable to generate any revenue for many years, if at all. We do not anticipate that we will generate revenue for several years, at the earliest, or that we will achieve profitability for at least several years after generating material revenue, if at all. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations.

We do not have any products that are approved for commercial sale and therefore do not expect to generate any revenues from product sales in the foreseeable future, if ever.

We currently do not have any products that are approved for commercial sale. To date, we have funded our operations primarily from sales of our securities. We have not received, and do not expect to receive for at least the next several years, if at all, any revenues from the commercialization of our product candidates. To obtain revenues from sales of our product candidates, we must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing and marketing drugs with commercial potential. We may never succeed in these activities, and may not generate sufficient revenues to continue our business operations or achieve profitability.

We have incurred significant losses since inception and anticipate that we will incur continued losses for the foreseeable future.

As of September 30, 2013 and December 31, 2012, we had an accumulated deficit of approximately $151.3 million and $109.1 million, respectively. We expect to incur significant and increasing operating losses for the next several years as we expand our research and development, continue our clinical trials of plecanatide for the treatment of GI disorders, acquire or license technologies, advance other product candidates into clinical development, including SP-333, complete clinical trials, seek regulatory approval and, if we receive FDA approval, commercialize our products. Because of the numerous risks and uncertainties associated with product development efforts, we are unable to predict the extent of any future losses or when we will become profitable, if at all. If we are unable to achieve and then maintain profitability, the market value of our common stock will likely decline.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Our consolidated financial statements as of December 31, 2012 were prepared under the assumption that we will continue as a going concern for the next twelve months. Our independent registered public accounting firm has issued a report that included an explanatory paragraph referring to our recurring losses from operations and expressing substantial doubt in our ability to continue as a going concern without additional capital becoming available. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity or debt financing, attain further operating efficiencies, reduce expenditures, and, ultimately, to generate revenue. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We will need to raise substantial additional capital to fund our operations, and our failure to obtain funding when needed may force us to delay, reduce or eliminate certain product development programs.

During the nine months ended September 30, 2013 and the twelve months ended December 31, 2012 our operating activities used net cash of approximately $38.7 million and $31.1 million, respectively. We expect to continue to spend substantial amounts to:

•continue clinical development of plecanatide to treat GI disorders;

•continue development of other product candidates, including SP-333;

•finance our general and administrative expenses;

•prepare regulatory approval applications and seek approvals for plecanatide and other product candidates, including SP-333 and FV-100;

•license or acquire additional technologies;

•manufacture product for clinical trials;

•launch and commercialize our product candidates, if any such product candidates receive regulatory approval; and

•develop and implement sales, marketing and distribution capabilities.

We will be required to raise additional capital to complete the development and commercialization of our current product candidates and to continue to fund operations at the current cash expenditure levels. Our future funding requirements will depend on many factors, including, but not limited to:

•the rate of progress and cost of our clinical trials and other development activities;

•any future decisions we may make about the scope and prioritization of the programs we pursue;

•the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•the costs of manufacturing product;

•the costs and timing of regulatory approval;

•the costs of establishing sales, marketing and distribution capabilities;

•the effect of competing technological and market developments;

•the terms and timing of any collaborative, licensing and other arrangements that we may establish; and

•general market conditions for offerings from biopharmaceutical companies.

We cannot be certain that funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact our ability to conduct our business. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and/or commercialization of one or more of our product candidates. We also may be required to:

•seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and/or

•relinquish license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on unfavorable terms.

We are largely dependent on the success of our lead product candidate, plecanatide, and we cannot be certain that this product candidate will receive regulatory approval or be successfully commercialized.

We currently have no products for sale, and we cannot guarantee that we will ever have any drug products approved for sale. We and our product candidates are subject to extensive regulation by the FDA and comparable regulatory authorities in other countries governing, among other things, research, testing, clinical trials, manufacturing, labeling, promotion, selling, adverse event reporting and recordkeeping. We are not permitted to market any of our product candidates in or outside the United States until we receive approval of a new drug application, or NDA, for a product candidate from the FDA or the equivalent approval from a foreign regulatory authority. Obtaining FDA approval is a lengthy, expensive and uncertain process. We currently have one lead product candidate, plecanatide for the treatment of GI disorders, and the success of our business currently depends on our successful development, approval and commercialization. This product candidate has not completed the clinical development process; therefore, we have not yet submitted an NDA or foreign equivalent, or received marketing approval for this product candidate anywhere in the world.

The clinical development program for plecanatide may not lead to commercial products for a number of reasons, including if we fail to obtain necessary approvals from the FDA or foreign regulatory authorities because our clinical trials fail to demonstrate to their satisfaction that this product candidate is safe and effective. We may also fail to obtain the necessary approvals if we have inadequate financial or other resources to advance our product candidates through the clinical trial process. Any failure or delay in completing clinical trials or obtaining regulatory approval for plecanatide in a timely manner would have a material adverse impact on our business and our stock price.

We will need to obtain FDA approval of any proposed product brand names, and any failure or delay associated with such approval may adversely impact our business.

A pharmaceutical product cannot be marketed in the U.S. or other countries until we have completed rigorous and extensive regulatory review processes, including approval of a brand name. Any brand names we intend to use for our product candidates will require approval from the FDA regardless of whether we have secured a formal trademark registration from the U.S. Patent and Trademark Office, or the PTO. The FDA typically conducts a review of proposed product brand names, including an evaluation of potential for confusion with other product names. The FDA may also object to a product brand name if we believe the name inappropriately implies medical claims. If the FDA objects to any of our proposed product brand names, we may be required to adopt an alternative brand name for our product candidates. If we adopt an alternative brand name, we would lose the benefit of our existing trademark applications for such product candidate and may be required to expend significant additional resources in an effort to identify a suitable product brand name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize our product candidates.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Our product candidates may not prove to be safe and efficacious in clinical trials and may not meet all the applicable regulatory requirements needed to receive regulatory approval. In order to receive regulatory approval for the commercialization of our product candidates, we must conduct, at our own expense, extensive preclinical testing and clinical trials to demonstrate safety and efficacy of these product candidates for the intended indication of use. Clinical testing is expensive, can take many years to complete, if at all, and its outcome is uncertain. Failure can occur at any time during the clinical trial process.

The results of preclinical studies and early clinical trials of new drugs do not necessarily predict the results of later-stage clinical trials. The design of our clinical trials is based on many assumptions about the expected effects of our product candidates, and if those assumptions are incorrect may not produce statistically significant results. Preliminary results may not be confirmed on full analysis of the detailed results of an early clinical trial. Product candidates in later stages of clinical trials may fail to show safety and efficacy sufficient to support intended use claims despite having progressed through initial clinical testing. The data collected from clinical trials of our product candidates may not be sufficient to support the filing of an NDA or to obtain regulatory approval in the United States or elsewhere. Because of the uncertainties associated with drug development and regulatory approval, we cannot determine if or when we will have an approved product for commercialization or achieve sales or profits.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

We may experience delays in clinical testing of our product candidates. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a clinical trial, in securing clinical trial agreements with prospective sites with acceptable terms, in obtaining institutional review board approval to conduct a clinical trial at a prospective site, in recruiting patients to participate in a clinical trial or in obtaining sufficient supplies of clinical trial materials. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, competing clinical trials and new drugs approved for the conditions we are investigating. Clinical investigators will need to decide whether to offer their patients enrollment in clinical trials of our product candidates versus treating these patients with commercially available drugs that have established safety and efficacy profiles. Any delays in completing our clinical trials will increase our costs, slow down our product development and timeliness and approval process and delay our ability to generate revenue.

The FDA’s expectations for clinical trials may change over time, complicating the process of obtaining evidence to support approval of our product candidates.

In May 2012, the FDA’s Center for Drugs Evaluation and Research, or CDER, released guidance entitled: “Irritable Bowel Syndrome—Clinical Evaluation of Products for Treatment” to assist the product sponsors developing new drugs for the treatment of IBS. In pertinent part, this document provides recommendations for IBS clinical trial design and endpoints, and describes the need for the future development of patient-reported outcome, or PRO, instruments for use in IBS clinical trials. The clinical trials we have planned for plecanatide are designed to follow the recommendations included in this guidance. The guidance document represents the FDA’s thinking on the clinical evaluation of products for the treatment of IBS. FDA guidance documents, however, do not establish legally enforceable requirements, should be viewed only as recommendations, and may be changed at any time. Therefore, even insofar as we intend to follow the recommendations provided in the guidance document, we cannot be sure that the FDA will accept the results of our clinical research even if such research follows the recommendations in the guidance document.

We may be required to suspend or discontinue clinical trials due to unexpected side effects or other safety risks that could preclude approval of our product candidates.

Our clinical trials may be suspended at any time for a number of reasons. For example, we may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to the clinical trial patients. In addition, the FDA or other regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the clinical trial patients.

Administering any product candidate to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying further development or approval of our product candidates for any or all targeted indications. Ultimately, some or all of our product candidates may prove to be unsafe for human use. Moreover, we could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse health effects as a result of participating in our clinical trials.

If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.

As a developer of pharmaceuticals, even though we do not intend to make referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse, false claims and patients’ privacy rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse laws and patient privacy laws of both the federal government and the states in which we conduct our business. The laws include:

•the federal healthcare program anti-kickback law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us which provide coding and billing information to customers;

•the federal Health Insurance Portability and Accountability Act of 1996, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•the Federal Food, Drug, and Cosmetic Act, which among other things, strictly regulates drug manufacturing and product marketing, prohibits manufacturers from marketing drug products for off-label use and regulates the distribution of drug samples; and

•state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

If we are unable to satisfy regulatory requirements, we may not be able to commercialize our product candidates.

We need FDA approval prior to marketing our product candidates in the United States. If we fail to obtain FDA approval to market our product candidates, we will be unable to sell our product candidates in the United States and we will not generate any revenue.

The FDA’s review and approval process, including among other things, evaluation of preclinical studies and clinical trials of a product candidate as well as the manufacturing process and facility, is lengthy, expensive and uncertain. To receive approval, we must, among other things, demonstrate with substantial evidence from well-designed and well-controlled pre-clinical testing and clinical trials that the product candidate is both safe and effective for each indication for which approval is sought. Satisfaction of these requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We cannot predict if or when we will submit an NDA for approval for any of our product candidates currently under development. Any approvals we may obtain may not cover all of the clinical indications for which we are seeking approval or may contain significant limitations on the conditions of use.

The FDA has substantial discretion in the NDA review process and may either refuse to file our NDA for substantive review or may decide that our data is insufficient to support approval of our product candidates for the claimed intended uses. Following any regulatory approval of our product candidates, we will be subject to continuing regulatory obligations such as safety reporting, required and additional post marketing obligations, and regulatory oversight of promotion and marketing. Even if we receive regulatory approvals, the FDA may subsequently seek to withdraw approval of our NDA if we determine that new data or a reevaluation of existing data show the product is unsafe for use under the conditions of use upon the basis of which the NDA was approved, or based on new evidence of adverse effects or adverse clinical experience, or upon other new information. If the FDA does not file or approve our NDA or withdraws approval of our NDA, the FDA may require that we conduct additional clinical trials, preclinical or manufacturing studies and submit that data before it will reconsider our application. Depending on the extent of these or any other requested studies, approval of any applications that we submit may be delayed by several years, may require us to expend more resources than we have available, or may never be obtained at all.

We will also be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to marketing the product in those countries. The approval process varies and the time needed to secure approval in any region such as the European Union or in a country with an independent review procedure may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that an approval in one country or region will result in approval elsewhere.

If our product candidates are unable to compete effectively with marketed drugs targeting similar indications as our product candidates, our commercial opportunity will be reduced or eliminated.

We face competition generally from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Small or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize GI drugs that are safer, more effective, have fewer side effects or are less expensive than our product candidates. These potential competitors compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

If approved and commercialized, plecanatide will compete with at least two currently approved prescription therapies for the treatment of CC and IBS-C, Amitiza and Linzess. In addition, over-the-counter products are also used to treat certain symptoms of CC and IBS-C. We believe other companies are developing products that will compete with plecanatide should they be approved by the FDA. For example, velusetrag, is being developed by Theravance, Inc. and has completed Phase 2 clinical trials for CC. To our knowledge, other potential competitors are in earlier stages of development. If potential competitors are successful in completing drug development for their product candidates and obtain approval from the FDA, they could limit the demand for plecanatide.

We expect that our ability to compete effectively will depend upon our ability to:

•successfully and rapidly complete clinical trials and submit for and obtain all requisite regulatory approvals in a cost-effective manner;

•maintain a proprietary position for our products and manufacturing processes and other related product technology;

•attract and retain key personnel;

•develop relationships with physicians prescribing these products; and

•build an adequate sales and marketing infrastructure for our product candidates.

Because we will be competing against significantly larger companies with established track records, we will have to demonstrate that, based on experience, clinical data, side-effect profiles and other factors, our products, if approved, are competitive with other products. If we are unable to compete effectively in the GI drug market and differentiate our products from other marketed GI drugs, we may never generate meaningful revenue.

We currently have no sales and marketing organization. If we are unable to establish a direct sales force in the United States to promote our products, the commercial opportunity for our products may be diminished.

We currently have no sales and marketing organization. If any of our product candidates are approved by the FDA, we intend to market that product through our own sales force. We will incur significant additional expenses and commit significant additional management resources to establish our sales force. We may not be able to establish these capabilities despite these additional expenditures. We will also have to compete with other pharmaceutical and biotechnology companies to recruit, hire and train sales and marketing personnel. If we elect to rely on third parties to sell our product candidates in the United States, we may receive less revenue than if we sold our products directly. In addition, although we would intend to use due diligence in monitoring their activities, we may have little or no control over the sales efforts of those third parties. In the event we are unable to develop our own sales force or collaborate with a third party to sell our product candidates, we may not be able to commercialize our product candidates which would negatively impact our ability to generate revenue.

We may need others to market and commercialize our product candidates in international markets.

Currently, we do not have any plans to enter international markets. In the future, if appropriate regulatory approvals are obtained, we intend to commercialize our product candidates in international markets. However, we have not decided how to commercialize our product candidates in those markets. We may decide to build our own sales force or sell our products through third parties. If we decide to sell our product candidates in international markets through a third party, we may not be able to enter into any marketing arrangements on favorable terms or at all. In addition, these arrangements could result in lower levels of income to us than if we marketed our product candidates entirely on our own. If we are unable to enter into a marketing arrangement for our product candidates in international markets, we may not be able to develop an effective international sales force to successfully commercialize those products in international markets. If we fail to enter into marketing arrangements for our products and are unable to develop an effective international sales force, our ability to generate revenue would be limited.

If the manufacturers upon whom we rely fail to produce plecanatide and our product candidates, including SP-333 and FV-100, in the volumes that we require on a timely basis, or fail to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the development and commercialization of our product candidates.

We do not currently possess internal manufacturing capacity. We currently utilize the services of contract manufacturers to manufacture our clinical supplies. With respect to the manufacturing of plecanatide, we have executed supply agreements with two contract manufacturers sufficient to meet our foreseeable clinical trial requirements. Any curtailment in the availability of plecanatide, however, could result in production or other delays with consequent adverse effects on us. In addition, because regulatory authorities must generally approve raw material sources for pharmaceutical products, changes in raw material suppliers may result in production delays or higher raw material costs.

We continue to pursue additional API and drug product supply agreements with other manufacturers. We may be required to agree to minimum volume requirements, exclusivity arrangements or other restrictions with the contract manufacturers. We may not be able to enter into long-term agreements on commercially reasonable terms, or at all. If we change or add manufacturers, the FDA and comparable foreign regulators may require approval of the changes. Approval of these changes could require new testing by the manufacturer and compliance inspections to ensure the manufacturer is conforming to all applicable laws and regulations, including good manufacturing practices, or GMP. In addition, the new manufacturers would have to be educated in or independently develop the processes necessary for the production of our product candidates. Peptide manufacturing is a highly specialized manufacturing business. While we believe we will have long term arrangements with a sufficient number of contract manufacturers, if we lose a manufacturer, it would take us a substantial amount of time to identify and develop a relationship, and seek regulatory approval, where necessary, for an alternative manufacturer.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products may encounter difficulties in production, particularly in scaling up production. These problems include difficulties with production costs and yields, quality control, including stability of the product and quality assurance testing, shortages of qualified personnel, as well as compliance with federal, state and foreign regulations. In addition, any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with conducting our clinical trials and, depending upon the period of delay, require us to commence new clinical trials at significant additional expense or to terminate a clinical trial.

We are responsible for ensuring that each of our contract manufacturers comply with the GMP requirements of the FDA and other regulatory authorities from which we seek to obtain product approval. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. The approval process for NDAs includes a review of the manufacturer’s compliance with GMP requirements. We are responsible for regularly assessing a contract manufacturer’s compliance with GMP requirements through record reviews and periodic audits and for ensuring that the contract manufacturer takes responsibility and corrective action for any identified deviations. Manufacturers of plecanatide and other product candidates, including SP-333, may be unable to comply with these GMP requirements and with other FDA and foreign regulatory requirements, if any.

While we will oversee compliance by our contract manufacturers, ultimately we will not have control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of plecanatide or other product candidates is compromised due to a manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize plecanatide or other product candidates, and we may be held liable for any injuries sustained as a result. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals or commercialization of plecanatide or other product candidates, entail higher costs or result in us being unable to effectively commercialize plecanatide or other product candidates. Furthermore, if our manufacturers fail to deliver the required commercial quantities on a timely basis and at commercially reasonable prices, we may be unable to meet demand for any approved products and would lose potential revenues.

We may not be able to manufacture our product candidates in commercial quantities, which would prevent us from commercializing our product candidates.

To date, our product candidates have been manufactured in small quantities for preclinical studies and clinical trials. If any of our product candidates is approved by the FDA or comparable regulatory authorities in other countries for commercial sale, we will need to manufacture such product candidate in larger quantities. We may not be able to increase successfully the manufacturing capacity for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to increase successfully the manufacturing capacity for a product candidate, the clinical trials as well as the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply. Our product candidates require precise, high quality manufacturing. Our failure to achieve and maintain these high quality manufacturing standards in collaboration with our third-party manufacturers, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could harm our business, financial condition and results of operations.

Materials necessary to manufacture our product candidates may not be available on commercially reasonable terms, or at all, which may delay the development and commercialization of our product candidates.

We rely on the third-party manufacturers of our product candidates to purchase from third-party suppliers the materials necessary to produce the bulk active pharmaceutical ingredients, or APIs, and product candidates for our clinical trials, and we will rely on such manufacturers to purchase such materials to produce the APIs and finished products for any commercial distribution of our products if we obtain marketing approval. Suppliers may not sell these materials to our manufacturers at the time they need them in order to meet our required delivery schedule or on commercially reasonable terms, if at all. We do not have any control over the process or timing of the acquisition of these materials by our manufacturers. Moreover, we currently do not have any agreements for the production of these materials. If our manufacturers are unable to obtain these materials for our clinical trials, testing of the affected product candidate would be delayed, which may significantly impact our ability to develop the product candidate. If we or our manufacturers are unable to purchase these materials after regulatory approval has been obtained for one of our products, the commercial launch of such product would be delayed or there would be a shortage in supply of such product, which would harm our ability to generate revenues from such product and achieve or sustain profitability.

Our product candidates, if approved for sale, may not gain acceptance among physicians, patients and the medical community, thereby limiting our potential to generate revenues.

If one of our product candidates is approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product by physicians, healthcare professionals and third-party payors and our profitability and growth will depend on a number of factors, including:

•demonstration of safety and efficacy;

•changes in the practice guidelines and the standard of care for the targeted indication;

•relative convenience and ease of administration;

•the prevalence and severity of any adverse side effects;

•budget impact of adoption of our product on relevant drug formularies and the availability, cost and potential advantages of alternative treatments, including less expensive generic drugs;

•pricing, reimbursement and cost effectiveness, which may be subject to regulatory control;

•effectiveness of our or any of our partners’ sales and marketing strategies;

•the product labeling or product insert required by the FDA or regulatory authority in other countries; and

•the availability of adequate third-party insurance coverage or reimbursement.

If any product candidate that we develop does not provide a treatment regimen that is as beneficial as, or is perceived as being as beneficial as, the current standard of care or otherwise does not provide patient benefit, that product candidate, if approved for commercial sale by the FDA or other regulatory authorities, likely will not achieve market acceptance. Our ability to effectively promote and sell any approved products will also depend on pricing and cost-effectiveness, including our ability to produce a product at a competitive price and our ability to obtain sufficient third-party coverage or reimbursement. If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, patients and third-party payors, our ability to generate revenues from that product would be substantially reduced. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, may be constrained by FDA rules and policies on product promotion, and may never be successful.

Guidelines and recommendations published by various organizations can impact the use of our products.

Government agencies promulgate regulations and guidelines directly applicable to us and to our products. In addition, professional societies, practice management groups, private health and science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the health care and patient communities. Recommendations of government agencies or these other groups or organizations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines suggesting the reduced use of our products or the use of competitive or alternative products that are followed by patients and health care providers could result in decreased use of our proposed products.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability lawsuits related to the testing of our product candidates, and will face an even greater risk if we sell our product candidates commercially. Currently, we are not aware of any anticipated product liability claims with respect to our product candidates. In the future, an individual may bring a liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•decreased demand for our product candidates;

•injury to our reputation;

•withdrawal of clinical trial participants;

•costs of related litigation;

•initiation of investigations by regulators;

•substantial monetary awards to patients or other claimants;

•distraction of management’s attention from our primary business;

•product recalls;

•loss of revenue; and

•the inability to commercialize our product candidates.

We have clinical trial liability insurance with a $5,000,000 aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for our product candidates. Our current insurance coverage may prove insufficient to cover any liability claims brought against us. In addition, because of the increasing costs of insurance coverage, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy liabilities that may arise.

Our failure to successfully discover, acquire, develop and market additional product candidates or approved products would impair our ability to grow.

As part of our growth strategy, we intend to develop and market additional products and product candidates. We are pursuing various therapeutic opportunities through our pipeline. We may spend several years completing our development of any particular current or future internal product candidate, and failure can occur at any stage. The product candidates to which we allocate our resources may not end up being successful. In addition, because our internal research capabilities are limited, we may be dependent upon pharmaceutical and biotechnology companies, academic scientists and other researchers to sell or license products or technology to us. The success of this strategy depends partly upon our ability to identify, select, discover and acquire promising pharmaceutical product candidates and products. Failure of this strategy would impair our ability to grow.

The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for the license or acquisition of product candidates and approved products. We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.

In addition, future acquisitions may entail numerous operational and financial risks, including:

•disruption of our business and diversion of our management’s time and attention to develop acquired products or technologies;

•incurrence of substantial debt, dilutive issuances of securities or depletion of cash to pay for acquisitions;

•higher than expected acquisition and integration costs;

•difficulty in combining the operations and personnel of any acquired businesses with our operations and personnel;

•increased amortization expenses;

•assumption of known and unknown liabilities;

•impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•inability to motivate key employees of any acquired businesses.

Further, any product candidate that we acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities.

Even if our product candidates receive regulatory approval, they may still face future development and regulatory difficulties.

Even if U.S. regulatory approval is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or impose ongoing requirements for potentially costly post-approval studies. Plecanatide and other product candidates, including SP-333, would also be subject to ongoing FDA requirements governing the labeling, packaging, storage, advertising, promotion, recordkeeping and submission of safety and other post-market information. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with GMP, regulations. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product or the manufacturer, including requiring withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•issue warning letters;

•impose civil or criminal penalties;

•suspend regulatory approval;

•suspend any ongoing clinical trials;

•refuse to approve pending applications or supplements to applications filed by us;

•impose restrictions on operations, including costly new manufacturing requirements;

•seize or detain products or request us to initiate a product recall; or

•pursue and obtain an injunction.

Drugs approved to treat IBS have been subject to considerable post-market scrutiny, with consequences up to and including voluntary withdrawal of approved products from the market. This may heighten FDA scrutiny of our product candidates before or following market approval.

Products approved for the treatment of IBS have been subject to considerable post-market scrutiny. For example, in 2007, Novartis voluntarily discontinued marketing Zelnorm (tegaserod), a product approved for the treatment of women with IBS-C, after the FDA found an increased risk of serious cardiovascular events associated with the use of the drug. Earlier, in 2000, GlaxoWellcome withdrew Lotronex (alosetron), which was approved for women with severe diarrhea-prominent IBS, after the manufacturer received numerous reports of adverse events or AEs, including ischemic colitis, severely obstructed or ruptured bowel, or death. In 2002, the FDA approved the manufacturer’s application to make Lotronex available again, on the condition that the drug only be made available through a restricted marketing program.

Although plecanatide is being investigated for IBS, plecanatide is from a different pharmacologic class than Zelnorm or Lotronex, and would not be expected to share the same clinical risk profile as those agents. Nevertheless, because these products are in the same or related therapeutic classes, it is possible that the FDA will have heightened scrutiny of plecanatide or any other agent under development for IBS. This could delay product approval, increase the cost of our clinical development program, or increase the cost of post-market study commitments for our IBS product candidates, including plecanatide.

Even if our product candidates receive regulatory approval in the United States, we may never receive approval to commercialize them outside of the United States.

In the future, we may seek to commercialize plecanatide and/or other product candidates, including SP-333, in foreign countries outside of the United States. In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other jurisdictions regarding safety and efficacy. Approvals procedures vary among jurisdictions and can involve product testing and administrative review periods different from, and greater than, those in the United States. The time required to obtain approval in other jurisdictions might differ from that required to obtain FDA approval. The regulatory approval process in other jurisdictions may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory processes in others. Failure to obtain regulatory approvals in other jurisdictions or any delay or setback in obtaining such approvals could have the same adverse effects detailed above regarding FDA approval in the United States. As described above, such effects include the risks that plecanatide or other product candidates may not be approved for all indications for use included in proposed labeling or for any indications at all, which could limit the uses of plecanatide or other product candidates and have an adverse effect on our products’ commercial potential or require costly post-marketing studies.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to seek or obtain regulatory approval for or commercialize our product candidates.

We have agreements with third-party contract research organizations, or CROs, under which we have delegated to the CROs the responsibility to coordinate and monitor the conduct of our clinical trials and to manage data for our clinical programs. We, our CROs and our clinical sites are required to comply with current Good Clinical Practices, or cGCPs, regulations and guidelines issued by the FDA and by similar governmental authorities in other countries where we are conducting clinical trials. We have an ongoing obligation to monitor the activities conducted by our CROs and at our clinical sites to confirm compliance with these requirements. In the future, if we, our CROs or our clinical sites fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with product produced under cGMP regulations, and will require a large number of test subjects. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly Gary S. Jacob, Ph.D., our President and Chief Executive Officer and Kunwar Shailubhai, Ph.D., our Chief Scientific Officer. The loss of services of Dr. Jacob or one or more of our other members of senior management could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates.

The competition for qualified personnel in the biotechnology and pharmaceuticals field is intense. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and other companies.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

We are a small company with 25 employees as of December 31, 2013. To continue our clinical trials and commercialize our product candidates, we will need to expand our employee base for managerial, operational, financial and other resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Over the next 12 months depending on the progress of our planned clinical trials, we plan to add additional employees to assist us with our clinical programs. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•manage development efforts effectively;

•manage our clinical trials effectively;

•integrate additional management, administrative, manufacturing and sales and marketing personnel;

•maintain sufficient administrative, accounting and management information systems and controls; and

•hire and train additional qualified personnel.

We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our financial results and impact our ability to achieve development milestones.

Reimbursement may not be available for our product candidates, which would impede sales.

Market acceptance and sales of our product candidates may depend on coverage and reimbursement policies and health care reform measures. Decisions about formulary coverage as well as levels at which government authorities and third-party payers, such as private health insurers and health maintenance organizations, reimburse patients for the price they pay for our products as well as levels at which these payors pay directly for our products, where applicable, could affect whether we are able to commercialize these products. We cannot be sure that reimbursement will be available for any of these products. Also, we cannot be sure that coverage or reimbursement amounts will not reduce the demand for, or the price of, our products. We have not commenced efforts to have our product candidates reimbursed by government or third party payors. If coverage and reimbursement are not available or are available only at limited levels, we may not be able to commercialize our products.

In recent years, officials have made numerous proposals to change the health care system in the United States. These proposals include measures that would limit or prohibit payments for certain medical treatments or subject the pricing of drugs to government control. In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. If our products are or become subject to government regulation that limits or prohibits payment for our products, or that subjects the price of our products to governmental control, we may not be able to generate revenue, attain profitability or commercialize our products.

As a result of legislative proposals and the trend towards managed health care in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also impose strict prior authorization requirements and/or refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly-approved drugs, which in turn will put pressure on the pricing of drugs.

Healthcare reform measures could hinder or prevent our product candidates’ commercial success.

The U.S. government and other governments have shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely impact the pricing of healthcare products and services in the United States or internationally and the amount of reimbursement available from governmental agencies or other third party payors. The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payors of health care services to contain or reduce health care costs may adversely affect our ability to set prices for our products which we believe are fair, and our ability to generate revenues and achieve and maintain profitability.

New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, that relate to healthcare availability, methods of delivery or payment for products and services, or sales, marketing or pricing, may limit our potential revenue, and we may need to revise our research and development programs. The pricing and reimbursement environment may change in the future and become more challenging due to several reasons, including policies advanced by the current executive administration in the United States, new healthcare legislation or fiscal challenges faced by government health administration authorities. Specifically, in both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably.

For example, in March 2010, President Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA. This law will substantially change the way healthcare is financed by both government health plans and private insurers, and significantly impact the pharmaceutical industry. The PPACA contains a number of provisions that are expected to impact our business and operations in ways that may negatively affect our potential revenues in the future. For example, the PPACA imposes a non-deductible excise tax on pharmaceutical manufacturers or importers that sell branded prescription drugs to U.S. government programs which we believe will increase the cost of our products. In addition, as part of the PPACA’s provisions closing a funding gap that currently exists in the Medicare Part D prescription drug program (commonly known as the “donut hole”), we will be required to provide a discount on branded prescription drugs equal to 50% of the government-negotiated price, for drugs provided to certain beneficiaries who fall within the donut hole. Similarly, PPACA increases the level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1% and requires collection of rebates for drugs paid by Medicaid managed care organizations. The PPACA also includes significant changes to the 340B drug discount program including expansion of the list of eligible covered entities that may purchase drugs under the program. At the same time, the expansion in eligibility for health insurance benefits created under PPACA is expected to increase the number of patients with insurance coverage who may receive our products. While it is too early to predict all the specific effects the PPACA or any future healthcare reform legislation will have on our business, they could have a material adverse effect on our business and financial condition.

Congress periodically adopts legislation like the PPACA and the Medicare Prescription Drug, Improvement and Modernization Act of 2003, that modifies Medicare reimbursement and coverage policies pertaining to prescription drugs. Implementation of these laws is subject to ongoing revision through regulatory and sub regulatory policies. Congress also may consider additional changes to Medicare policies, potentially including Medicare prescription drug policies, as part of ongoing budget negotiations. While the scope of any such legislation is uncertain at this time, there can be no assurances that future legislation or regulations will not decrease the coverage and price that we may receive for our proposed products. Other third-party payors are increasingly challenging the prices charged for medical products and services. It will be time consuming and expensive for us to go through the process of seeking coverage and reimbursement from Medicare and private payors. Our proposed products may not be considered cost-effective, and coverage and reimbursement may not be available or sufficient to allow us to sell our proposed products on a profitable basis. Further federal and state proposals and health care reforms are likely which could limit the prices that can be charged for the product candidates that we develop and may further limit our commercial opportunities. Our results of operations could be materially adversely affected by proposed healthcare reforms, by the Medicare prescription drug coverage legislation, by the possible effect of such current or future legislation on amounts that private insurers will pay and by other health care reforms that may be enacted or adopted in the future.

In September 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced post-marketing authority, including the authority to require post-marketing studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluations and mitigation strategies approved by the FDA. The FDA’s exercise of this authority could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to assure compliance with post-approval regulatory requirements, and potential restrictions on the sale and/or distribution of approved products.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our suppliers and business partners, as well as personally identifiable information of clinical trial participants and employees. Similarly, our business partners and third party providers possess certain of our sensitive data. The secure maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information, including our data being breached at our business partners or third-party providers, could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, and damage our reputation which could adversely affect our business.

Our clinical activities involve the handling of hazardous materials, and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our clinical activities involve the controlled storage, use and disposal of hazardous materials. We are subject to federal, state, city and local environmental, health and safety laws and regulations governing, among other matters, the use, manufacture, storage, handling and disposal of these hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or if we fail to comply with such laws or regulations, local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations or impose sanctions, such as fines, and we could be liable for any resulting damages or liabilities. We do not currently maintain hazardous materials insurance coverage.

Risks Related to our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure protection of such rights.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates, and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. We will only be able to protect our product candidates from unauthorized making, using, selling and offering to sell or importation by third parties to the extent that we have rights under valid and enforceable patents or trade secrets that cover these activities.

As of December 31, 2013, we have six issued United States patents related to guanylate cyclase agonists. Two of these patents cover the composition-of-matter of plecanatide and were issued on May 9, 2006 and September 21, 2010; they will expire in 2023 and 2022, respectively. The patent that issued on May 9, 2006 has claims directed to the species of plecanatide, whereas the patent that issued on September 21, 2010 has claims directed to a genus of peptides that are identical in length to plecanatide and is inclusive of plecanatide. A third patent covers the composition-of-matter of SP-333 issued on February 1, 2011 and expires in 2028. A fourth patent granted October 11, 2011 covers composition-of-matter of analogs related to plecanatide and SP-333 and will expire in 2028. A fifth patent granted February 14, 2012 covers a method of treating inflammatory bowel disease using plecanatide and will expire in 2022. A sixth patent granted June 26, 2012 covers addition composition-of-matter related to plecanatide and SP-333 and will expire in 2029. In addition, we have four granted foreign patents which cover composition-of-matter of plecanatide and expire in 2022. These foreign patents cover Austria, Belgium, Switzerland, Cyprus, Germany, Denmark, Spain, Finland, France, United Kingdom, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, Turkey, Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyz Republic, Moldova, Russian Federation, Tajikistan, Turkmenistan, Canada and Japan. We also have a granted foreign patent that covers composition of matter related to SP333 that expires in 2028. This patent covers Switzerland, Germany, Denmark, Spain, France, United Kingdom, Ireland, Italy, and Netherlands.

Additionally, as of December 31, 2013, we have 11 pending United States patent applications and 47 pending foreign patent applications covering plecanatide and SP-333 and various derivatives and analogs. In April 2010, two parties filed an opposition to our granted patent with the European Patent Office. An opposition hearing was held December 14, 2011, which resulted in the European Patent Office issuing the following statement: “Account being taken of the amendments made by the patent proprietor during the opposition proceedings, the patent and the invention to which it relates are found to meet the requirements of the European Patent Convention (Art.101(3)(a)EPC).” In particular, the composition-of-matter claim covering plecanatide was upheld.

On September 14, 2012 we entered into a binding LOI with Ironwood pursuant to which we and Ironwood agreed to enter into a definitive license agreement giving us an exclusive worldwide license to Ironwood’s method of use patents on plecanatide for the treatment of CC. The LOI contemplates a low single digit royalty on net sales of plecanatide and both parties agreed not to challenge each other’s patents covering certain GC-C agonists, except that we retain the right to challenge Ironwood’s method of use patents on plecanatide.

During 2013, we transferred ownership of all FV-100 intellectual property rights we acquired from BristolMeyersSquib Corporation (“BMS”), in July 2012, to a newly formed wholly owned subsidiary, ContraVir Pharmaceuticals, Inc.(“ContraVir”).  The FV-100 assets acquired by ContraVir from us are licensed from Cardiff pursuant to the terms of the Cardiff Agreement which ContraVir assumed from us. Cardiff and Rega Foundation (“Rega”) were originally the joint owners of the Patent Rights.  Pursuant to the terms of an agreement, dated September 24, 1998, as amended December 23, 2004, Cardiff received from Rega an exclusive, irrevocable worldwide license to manufacture, use, sell, or otherwise deal in or with products utilizing the Patent Rights, including the right to grant sublicenses thereunder. Synergy assumed the obligations under the Cardiff Agreement from BMS pursuant to the terms of the BMS Agreement.  BMS assumed the obligations under the Cardiff agreement from Inhibitex upon its acquisition of Inhibitex in January 2012.  Inhibitex assumed the obligations under the Cardiff Agreement upon its acquisition of FermaVir Pharmaceuticals, Inc. in September 2010.  FermaVir was the successor to CRI in a merger consummated in August 2005.

As of December 31, 2013 ContraVir currently license from Cardiff the three issued United States patents related to FV-100 which ContraVir acquired from us pursuant to the Contribution Agreement.  One of these patents covers the composition-of-matter of FV-100 and was issued on December 11, 2012 and will expire in 2028.  The other two cover the precursor and close analogs of FV-100 and were issued on October 26, 2001 and June 3, 2003 and will both expire in 2018.  In addition we currently license from Cardiff 38 granted foreign patents which cover composition-of-matter of FV-100 and expire in 2027.  These foreign patents cover Australia, Austria, Belgium, Bulgaria, China, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Latvia, Lithuania, Luxembourg, Malta, Monaco, Netherlands, New Zealand, Pakistan, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Taiwan, Turkey, United Kingdom and the Russian Federation. We also own 5 pending foreign applications which cover the composition of matter of FV-100.  We also own 45 additional foreign patents that cover the precursor and close analogs of FV-100. We also currently license from Cardiff 6 foreign applications and 1 US application pending, which cover the FV-100 process and polymorph

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The biotechnology patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our issued patents or in third-party patents.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•others may be able to make compounds that are competitive with our product candidates but that are not covered by the claims of our patents;

•we may not have been the first to make the inventions covered by our pending patent applications;

•we may not have been the first to file patent applications for these inventions;

•others may independently develop similar or alternative technologies or duplicate any of our technologies;

•it is possible that our pending patent applications will not result in issued patents and it is possible that our issued patents could be narrowed in scope, invalidated, held to be unenforceable, or circumvented;

•we may not develop additional proprietary technologies that are patentable; or

•the patents of others may have an adverse effect on our business.

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use, our technology.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask the court to rule that these patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights to these patents.

Furthermore, a third party may claim that we are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications or that we were the first to invent the technology. Our competitors have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications and could further require us to obtain rights to issued patents covering such technologies. If another party has filed a United States patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the PTO, to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our United States patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentaries, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

We have not yet registered trademarks for plecanatide in our potential markets, and failure to secure those registrations could adversely affect our ability to market our product candidate and our business.

We have not yet registered trademarks for plecanatide in any jurisdiction. Our trademark applications in the United States, when filed, and any other jurisdictions where we may file may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the PTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Failure to secure such trademark registrations in the United States and in foreign jurisdictions could adversely affect our ability to market our product candidates and our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could limit our ability to compete.

Because we operate in the highly technical field of research and development of small molecule drugs, we rely in part on trade secret protection in order to protect our proprietary trade secrets and unpatented know-how. However, trade secrets are difficult to protect, and we cannot be certain that others will not develop the same or similar technologies on their own. We have taken steps, including entering into confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, to protect our trade secrets and unpatented know-how. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. We also typically obtain agreements from these parties which provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets or know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets or know-how. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to our Common Stock

The market price of our common stock may be volatile and adversely affected by several factors.

The market price of our common stock could fluctuate significantly in response to various factors and events, including:

•our ability to integrate operations, technology, products and services;

•our ability to execute our business plan;

•operating results below expectations;

•announcements concerning product development results, including clinical trial results, or intellectual property rights of others;

•litigation or public concern about the safety of our potential products;

•our issuance of additional securities, including debt or equity or a combination thereof, which will be necessary to fund our operating expenses;

•announcements of technological innovations or new products by us or our competitors;

•loss of any strategic relationship;

•industry developments, including, without limitation, changes in healthcare policies or practices or third-party reimbursement policies;

•economic and other external factors;

•period-to-period fluctuations in our financial results; and

•whether an active trading market in our common stock develops and is maintained.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if the common stock price appreciates.

A sale of a substantial number of shares of the common stock may cause the price of our common stock to decline.

If our stockholders sell, or the market perceives that our stockholders intend to sell for various reasons, substantial amounts of our common stock in the public market, including shares issued in connection with the merger with Callisto and upon the exercise of outstanding options or warrants, the market price of our common stock could fall. Sales of a substantial number of shares of our common stock may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of biotechnology and biopharmaceutical companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of our securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.

Our quarterly operating results may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•variations in the level of expenses related to our development programs;

•addition or termination of clinical trials;

•any intellectual property infringement lawsuit in which we may become involved;

•regulatory developments affecting our product candidates;

•our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements; and

•if plecanatide receives regulatory approval, the level of underlying demand for that product and wholesalers’ buying patterns.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially.

Our ability to use our net operating loss carry forwards may be subject to limitation.

Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit our ability to use our net operating loss carryforwards attributable to the period prior to the change. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability for us. At December 31, 2012, we had net operating loss carryforwards aggregating approximately $96 million. We have determined that an ownership change occurred as of April 30, 2003 pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. In addition, the shares of our common stock that we issued from July 14, 2008 through July 8, 2010 have resulted in an additional ownership change. As a result of these events, our ability to utilize our operating loss carry forwards is limited.

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to accounting controls and procedures, or if we discover material weaknesses and deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

If we fail to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

Our certificate of incorporation and bylaws and Delaware law may have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Our certificate of incorporation and bylaws and Delaware law could make it more difficult for a third party to acquire us, even if closing such a transaction would be beneficial to our stockholders. We are authorized to issue up to 20,000,000 shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. No preferred stock is currently outstanding. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management.

Provisions of our second amended and restated certificate of incorporation and bylaws and Delaware law also could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, the certificate of incorporation and bylaws and Delaware law, as applicable, among other things:

•provide the board of directors with the ability to alter the bylaws without stockholder approval;

•place limitations on the removal of directors; and

•provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These statements include, but are not limited to, statements regarding:

•our expectations regarding clinical trials, the timing of clinical results, development timelines and regulatory filings and submissions for our product candidates;

•our current Phase 3 12-week clinical trial of plecanatide in constipation-dependent irritable bowel syndrome patients;

•our current Phase 2b clinical trial of plecanatide to treat patients with IBS-C;

•our current Phase 2 clinical trial of SP-333 for the treatment of OIC;

•our liquidity and our expectations regarding our needs for and ability to raise additional capital; and

•the amount, and our expected uses, of the net proceeds of this offering.

These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown to us that could cause actual results and developments to differ materially from those expressed or implied in such statements, including the risks described under “Risk Factors” in this prospectus and the other information in this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2012.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should”, “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should read this prospectus and the documents that we reference herein and therein, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate as of their respective dates. Our business, financial condition, results of operations and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless required by law to update and disclose material developments related to previously disclosed information. We qualify all of the information presented in this prospectus and particularly our forward-looking statements, by these cautionary statements.

USE OF PROCEEDS

This prospectus relates to sale of shares of common stock that may be offered and sold from time to time by the selling stockholders.   We will not receive any proceeds from the sale of shares by the selling stockholders.

SELLING STOCKHOLDERS

The selling stockholders named in this prospectus (the “Selling Stockholders”) are offering 9,376,222 shares offered through this prospectus that were granted to the selling stockholders pursuant to the Agreements.

The following table provides, as of January 13, 2014, information regarding the beneficial ownership of our common shares held by each of the selling stockholders, including:

1.              the total number of common shares owned by each selling stockholder prior to this offering;

2.              the total number of common shares that are to be offered by each selling stockholder;

3.              the total number of common shares that will be owned by each selling stockholder upon completion of the offering; and

4.              the percentage owned by each selling stockholder, prior to and upon completion of the offering.

Information with respect to beneficial ownership is based upon information obtained from the selling stockholders.  Because the selling stockholders may offer all or part of the shares of common stock, which they own pursuant to the offering contemplated by this reoffer prospectus, and because its offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of shares that will be held upon termination of this offering. The shares of common stock currently owned offered by this reoffer prospectus may be offered from time to time by the selling stockholders named below.  However, information with respect to “Shares Beneficially Owned Upon Completion the Offering” assumes the sale of all of the shares of common stock offered by this prospectus and no other purchases or sales of our shares of common stock by the selling stockholders. Except as described below and to our knowledge, the named selling stockholder beneficially owns and has sole voting and investment power over all common shares or rights to these common shares.

	SHARES BENEFICIALLY OWNED PRIOR TO THIS OFFERING (1)			NUMBER OF SHARES BEING		SHARES BENEFICIALLY OWNED UPON COMPLETION OF THE OFFERING (1)
NAME	NUMBER		PERCENT (2)	OFFERED		NUMBER	PERCENT (2)
Gabriele M. Cerrone	2,734,977	(3)	2.99%	2,619,272	(4)	1,401,960	1.53%
Gary S. Jacob, Ph.D.	1,763,625	(5)	1.93%	2,666,497	(6)	384,447	*
Kunwar Shailubhai, Ph.D.	825,635	(7)	*	728,970	(8)	100,805	*
Bernard Denoyer	237,081	(9)	*	428,468	(10)	11,928	*
John Brancaccio	219,716	(11)	*	149,052	(12)	20,444	*
Chris McGuigan	139,621	(13)	*	86,288	(14)	0	0
Thomas Adams	131,721	(15)	*	82,473	(16)	0	0
Melvin K. Spigelman, M.D.	199,374	(17)	*	246,614	(18)	0	0
Alan F. Joslyn	67,334	(19)	*	129,274	(20)	0	0
Arianna Ali	3,333	(21)	*	17,500	(22)	0	0
Laura Barrow	233,332	(23)	*	600,000	(24)	0	0
Andrea Brancale	5,000	(25)	*	15,000	(26)	0	0
Christoph Bruening	4,498	(27)	*	4,498		0	0
Stephen Carter	15,267	(28)	*	15,267		0	0
Stephen Comiskey	112,515	(29)	*	330,000	(30)	0	0
Ricardo Dalla-Favera	18,170	(31)	*	18,170		0	0
Lucille Donatacci	0	(32)	*	40,000	(33)	0	0
Evangeline Priya Eddy	0		*	30,000	(34)	0	0
Rong Feng	45,359	(35)	*	167,500	(36)	25,359	*
Chris Fisher	10,000	(37)	*	20,000	(38)	0	0
John Foss	51,667	(39)	*	222,500	(40)	0	0
Gem Gokmen	18,000	(41)	*	33,000	(42)	0	0
Maria Gonzalez	0		0	20,000	(43)	0	0
Patrick Griffin	240	(44)	*	350,000	(45)	240	*
Yue Hu	33,334	(46)	*	142,500	(47)	0	0
Evelyn Jaeger	13,333	(48)	*	60,000	(49)	0	0
Randall Johnson	45,088	(50)	*	15,292		29,796	*
Mary Layton	0		0	20,000	(51)	0	0
Dr. Umar Maharoof	0		0	10,000	(52)	0	0
Sue Nagle	0		0	5,000	(53)	0	0
Vaseem Palejwala	0		0	30,000	(54)	0	0
Donald Picker	17,990	(55)	*	17,990		0	0
Pappu Puthuparampil	0		0	10,000	(56)	0	0
Edwin Snape	1,499	(57)	*	1,499		0	0
Saira Suscello	6,666	(58)	*	40,000	(59)	0	0
Michael Zelefsky	3,598	(60)	*	3,598		0	0

*    Less than one percent (1%).

(1)                                 The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares which the selling stockholder has the right to acquire within 60 days.

(2)                                 Percentage is based upon 89,952,808 shares of common stock outstanding as of January 9, 2013.

(3)                                 Consists of 187,470 shares of common stock held by Mr. Cerrone, 1,333,016 shares of common stock issuable upon exercise of stock options held by Mr. Cerrone, 918,873 shares of common stock held by Panetta Partners, Ltd and 295,617 shares of common stock issuable upon exercise of warrants held by Panetta Partners, Ltd. Mr. Cerrone is the sole managing partner of Panetta Partners, Ltd. and in such capacity exercises voting and dispositive control over securities owned by Panetta Partners, Ltd. despite him having only a small pecuniary interest in such securities.

(4)                                 Of the options being registered on behalf of this selling shareholder: (a) 900,000 options remain unvested and shall vest upon a change of control, (b) 200,000 options remain unvested and shall vest on December 29, 2014, (c) 148,787 options remain unvested and shall vest as follows: 74,394 options shall vest on August 7, 2014 and 74,373 options shall vest on August 7, 2015, (d)  400,000 options remain unvested and shall vest in equal installments on each of December 11, 2014 and 2015, respectively,  and (e)  100,000 options remain unvested and shall vest as follows: 33,333 options shall vest on each of July 12, 2014 and 2015 and 33,334 options shall vest on July 12, 2016.

(5)                                 Consists of 334,034 shares of common stock, 50,413 shares of common stock issuable upon exercise of warrants and 1,379,178 shares of common stock issuable upon exercise of stock options.

(6)                                 Of the options being registered on behalf of this selling shareholder: (a) 900,000 options remain unvested and shall vest upon a change of control, (b) 200,000 options remain unvested and shall vest on December 29, 2014, (c) 148,787 options remain unvested and shall vest as follows: 74,394 options shall vest on August 7, 2014 and 74,373 options shall vest on August 7, 2015, (d)  400,000 options remain unvested and shall vest in equal installments on each of December 1, 2014 and 2015, respectively,  and (e)  100,000 options remain unvested and shall vest as follows: 33,333 options shall vest on each of July 12, 2014 and 2015 and 33,334 options shall vest on July 12, 2016.

(7)                                 Consists of 88,017 shares of common stock, 12,788 shares of common stock issuable upon exercise of warrants and 724,830 shares of common stock issuable upon exercise of stock options.

(8)                                 Of the options being registered on behalf of this selling shareholder: (a) 150,000 options remain unvested and shall vest upon a change of control, (b) 100,000 options remain unvested and shall vest on December 29, 2014, (c) 66,667 options remain unvested and shall vest as follows: 33,333 options shall vest on August 7, 2014 and 33,334 options shall vest on August 7, 2015, and (d)  125,000 options remain unvested and shall vest as follows: 41,667 options shall vest on each of July 12, 2014 and 2015 and 41,666 options shall vest on July 12, 2016.

(9)                                 Consists of 10,452 shares of common stock, 1,476 shares of common stock issuable upon exercise of warrants and 225,153 shares of common stock issuable upon exercise of stock options.

(10)                          Of the options being registered on behalf of this selling shareholder: (a) 20,000 options remain unvested and shall vest upon a change of control, (b) 83,333 options remain unvested and shall vest as follows: 41,667 options shall vest on January 26, 2014 and 41,666 options shall vest on January 26, 2015, (c) 100,000 options remain unvested and shall vest in equal installments on each of August 7, 2014 and 2015, respectively, and (d)  75,000 options remain unvested and shall vest in equal installments on each of July 12, 2014, 2015 and 2016.

(11)                          Includes 199,272 shares of common stock issuable upon exercise of stock options.

(12)                          Of the options being registered on behalf of this selling shareholder: (a) 14,000 options remain unvested and shall vest upon a change of control, (b) 2,500 remain unvested and shall vest on October 6, 2014, (c) 9,169 options remain unvested and shall vest as follows: 4,585 options shall vest on August 7, 2014 and 4,584 options shall vest on August 7, 2015, and (d)  21,271 options remain unvested and shall vest as follows: 7,090 options shall vest on each of July 12, 2014 and 2015 and 7,091 options shall vest on July 12, 2016.

(13)                          Consists of shares of common stock issuable upon exercise of stock options.

(14)                          Of the options being registered on behalf of this selling shareholder: (a) 11,250 options remain unvested and shall vest upon a change of control, (b) 2,500 remain unvested and shall vest on October 6, 2014, (c) 9,169 options remain unvested and shall vest as follows: 4,585 options shall vest on August 7, 2014 and 4,584 options shall vest on August 7, 2015, and (e)  21,271 options remain unvested and shall vest as follows: 7,090 options shall vest on each of July 12, 2014 and 2015 and 7,091 options shall vest on July 12, 2016.

(15)                          Consists of shares of common stock issuable upon exercise of stock options.

(16)                          Of the options being registered on behalf of this selling shareholder: (a) 11,250 options remain unvested and shall vest upon a change of control, (b) 2,500 remain unvested and shall vest on October 6, 2014, (c) 9,169 options remain unvested and shall vest as follows: 4,585 options shall vest on August 7, 2014 and 4,584 options shall vest on August 7, 2015, and (d)  21,271 options remain unvested and shall vest as follows: 7,090 options shall vest on each of July 12, 2014 and 2015 and 7,091 options shall vest on July 12, 2016.

(17)                          Consists of shares of common stock issuable upon exercise of stock options.

(18)                          Of the options being registered on behalf of this selling shareholder: (a) 12,000 options remain unvested and shall vest upon a change of control, (b) 2,500 remain unvested and shall vest on October 6, 2014, (c) 9,169 options remain unvested and shall vest as follows: 4,585 options shall vest on August 7, 2014 and 4,584 options shall vest on August 7, 2015, and (d)  21,271 options remain unvested and shall vest as follows: 7,090 options shall vest on each of July 12, 2014 and 2015 and 7,091 options shall vest on July 12, 2016.

(19)                          Consists of shares of common stock issuable upon exercise of stock options.

(20)                         Of the options being registered on behalf of this selling shareholder: (a) 26,500 options remain unvested and shall vest upon a change of control, (b) 2,500 remain unvested and shall vest on October 6, 2014, (c) 9,169 options remain unvested and shall vest as follows: 4,585 options shall vest on August 7, 2014 and 4,584 options shall vest on August 7, 2015, and (d)  21,271 options remain unvested and shall vest as follows: 7,090 options shall vest on each of July 12, 2014 and 2015 and 7,091 options shall vest on July 12, 2016.

(21)                          Consists of shares of common stock issuable upon exercise of stock options.

(22)                          Of the options being registered on behalf of this selling shareholder: (a) 2,500 options remain unvested and shall vest upon a change of control, (b) 6,667 options remain unvested and shall vest as follows: 3,333 options shall vest on August 7, 2014 and 3,334 options shall vest on August 7, 2015, and (c)  5,000 options remain unvested and shall vest as follows: 1,667 options shall vest on each of July 12, 2014 and 2015 and 1,666 options shall vest on July 12, 2016.

(23)                          Consists of shares of common stock issuable upon exercise of stock options.

(24)                          Of the options being registered on behalf of this selling shareholder: (a) 66,667 options remain unvested and shall vest on October 6, 2014, (b) 100,000 remains unvested and shall vest in equal installments on each of January 26, 2014 and 2015, respectively, (c) 100,000 options remain unvested and shall vest in equal installments on each of August 7, 2014 and 2015, respectively, and (d)  100,000 options remain unvested and shall vest as follows: 33,333 options shall vest on each of July 12, 2014 and 2015 and 33,334 options shall vest on July 12, 2016.

(25)                          Consists of shares of common stock issuable upon exercise of stock options.

(26)                          Of the options being registered on behalf of this selling shareholder, 5,000 options remain unvested and shall vest on December 17, 2014.

(27)                          Consists of shares of common stock issuable upon exercise of stock options.

(28)                          Consists of shares of common stock issuable upon exercise of stock options.

(29)                          Consists of shares of common stock issuable upon exercise of stock options.

(30)                          Of the options being registered on behalf of this selling shareholder: (a) 37,500 options remain unvested and shall upon a change on control, (b) 83,333 remains unvested and shall vest as follows: 41,667 shall vest on January 26, 2014 and 41,667 shall vest on January 26, 2015  (c) 66,667 remains unvested and shall vest as follows: 33,333 shall vest on August 7, 2014 and 33,334 shall vest on August 7, 2015, and (d)  30,000 options remain unvested and shall vest in equal installments on each of July 12, 2014, 2015 and 2016, respectively.

(31)                          Consists of shares of common stock issuable upon exercise of stock options.

(32)                          Consists of shares of common stock issuable upon exercise of stock options.

(33)                          Of the options being registered on behalf of this selling shareholder, 40,000 options remain unvested and shall vest as follows: 13,333 options shall vest on each of May 24, 2014 and 2015 and 13,334 options shall vest on May 24, 2016.

(34)                         Of the options being registered on behalf of this selling shareholder, 30,000 options remain unvested and shall vest in equal installments on each of October 3, 2014, 2015 and 2016, respectively.

(35)                          Consists of (a) 25,359 shares of common stock and (b) 20,000 shares of common stock issuable upon exercise of stock options.

(36)                          Of the options being registered on behalf of this selling shareholder: (a) 37,500 options remain unvested and shall upon a change on control, (b) 50,000 remains unvested and shall vest in equal installments on each of  January 26, 2014 and 2015, respectively,  (c) 40,000 remains unvested and shall vest in equal installments on each of  August 7, 2014 and 2015, respectively, and (d)  20,000 options remain unvested and shall vest as follows: 6,667 options shall vest on each of July 12, 2014 and 2015 and 6,666 options shall vest on July 12, 2016.

(37)                          Consists of shares of common stock issuable upon exercise of stock options.

(38)                          Of the options being registered on behalf of this selling shareholder, 10,000 options remain unvested and shall vest as follows: 3,333 options shall vest on each of July 12, 2014 and 2015 and 3,334 options shall vest on July 12, 2016.

(39)                          Consists of shares of common stock issuable upon exercise of stock options.

(40)                          Of the options being registered on behalf of this selling shareholder, 10,000 options remain unvested and shall vest as follows: 3,333 options shall vest on each of July 12, 2014 and 2015 and 3,334 options shall vest on July 12, 2016.

(39)                          Consists of shares of common stock issuable upon exercise of stock options.

(40)                          Of the options being registered on behalf of this selling shareholder: (a) 37,500 options remain unvested and shall upon a change on control, (b) 50,000 remains unvested and shall vest in equal installments on each of  January 26, 2014 and 2015, respectively,  (c) 53,333 remains unvested and shall vest as follows: 26,667 on August 7, 2014 and 26,666 on August 7, 2015, and (d)  30,000 options remain unvested and shall vest in equal installments on each of July 12, 2014, 2015 and 2016, respectively.

(41)                          Consists of shares of common stock issuable upon exercise of stock options.

(42)                          Of the options being registered on behalf of this selling shareholder, 15,000 options remain unvested and shall vest in equal installments on each of July 12, 2014, 2015 and 2016, respectively.

(43)                          Of the options being registered on behalf of this selling shareholder, (a)      6,667 options remain unvested and shall vest as follows: 3,333 options shall vest on December 17, 2014 and 3,334 options shall vest on December 17, 2015, and (b) 10,000 options remain unvested and shall vest as follows: 3,333 options shall vest on each of July 12, 2014 and 2015 and 3,334 options shall vest on July 12, 2016.

(44)                          Consists of shares of common stock.

(45)                          Of the options being registered on behalf of this selling shareholder: (a) 300,000 remains unvested and shall vest in equal installments on each of May 24, 2014, 2015 and 2016, respectively, and (b) 50,000 options remain unvested and shall vest as follows: 16,667 options shall vest on each of July 12, 2014 and 2015 and 16,666 options shall vest on July 12, 2016.

(46)                          Consists of shares of common stock issuable upon exercise of stock options.

(47)                          Of the options being registered on behalf of this selling shareholder: (a) 22,500 options remain unvested and shall upon a change on control, (b) 50,000 remains unvested and shall vest in equal installments on each of  January 26, 2014 and 2015, respectively,  (c) 53,333 remains unvested and shall vest as follows: 26,667 on August 7, 2014 and 26,666 on August 7, 2015, and (d)  20,000 options remain unvested and shall vest as follows: 6,667 options shall vest on each of July 12, 2014 and 2015 and 6,666 options shall vest on July 12, 2016.

(48)                          Consists of shares of common stock issuable upon exercise of stock options.

(49)                          Of the options being registered on behalf of this selling shareholder: (a) 22,500 options remain unvested and shall upon a change on control, (b) 50,000 remains unvested and shall vest in equal installments on each of  January 26, 2014 and 2015, respectively,  (c) 53,333 remains unvested and shall vest as follows: 26,667 on August 7, 2014 and 26,666 on August 7, 2015, and (d)  20,000 options remain unvested and shall vest as follows: 6,667 options shall vest on each of July 12, 2014 and 2015 and 6,666 options shall vest on July 12, 2016.

(50)                          Consists of (a) 29,796 shares of common stock and (b) 15,292 shares of common stock issuable upon exercise of stock options.

(51)                          Of the options being registered on behalf of this selling shareholder, 20,000 options remain unvested and shall vest as follows: 6,667 options shall vest on each of October 3, 2014 and 2015 and 6,666 options shall vest on October 3, 2016.

(52)                          Of the options being registered on behalf of this selling shareholder, 10,000 options remain unvested and shall vest as follows: 3,333 options shall vest on each of September 10, 2014 and 2015 and 3,334 options shall vest on September 10, 2016.

(53)                          Of the options being registered on behalf of this selling shareholder, 5,000 options remain unvested and shall vest as follows: 1,667 options shall vest on each of July 12, 2014 and 2015 and 1,666 options shall vest on July 12, 2016.

(54)                          Of the options being registered on behalf of this selling shareholder, (a)      13,333 options remain unvested and shall vest as follows: 6,667 options shall vest on December 11, 2014 and 6,666 options shall vest on December 11, 2015, and (b) 10,000 options remain unvested and shall vest as follows: 3,333 options shall vest on each of July 12, 2014 and 2015 and 3,334 options shall vest on July 12, 2016.

(55)                          Consists of shares of common stock issuable upon exercise of stock options.

(56)                          Of the options being registered on behalf of this selling shareholder, 6,667 options remain unvested and shall vest as follows: 3,333 options shall vest on December 11, 2014 and 3,334 options shall vest on December 11, 2015.

(57)                          Consists of shares of common stock issuable upon exercise of stock options.

(58)                          Consists of shares of common stock issuable upon exercise of stock options.

(59)                         Of the options being registered on behalf of this selling shareholder: (a) 6,667 options remain unvested and shall vest as follows: 3,333 options shall vest on January 26, 2014 and 3,334 options shall vest on January 26, 2015,  (c) 6,667 options remain unvested and shall vest as follows: 3,333 options shall vest on each of August 7, 2014 and 3,334 options shall vest on August 7, 2015, (c) 10,000 options remain unvested and shall vest as follows: 3,333 options shall vest on each of January 21, 2014 and 2015 and 3,334 options shall vest on January 21, 2016 and (d)  10,000 options remain unvested and shall vest as follows: 3,333 options shall vest on each of July 12, 2014 and 2015 and 3,334 options shall vest on July 12, 2016.

(60)                          Consists of shares of common stock issuable upon exercise of stock options.

PLAN OF DISTRIBUTION

Timing of Sales

The selling stockholders may offer and sell the shares covered by this prospectus at various times. The selling stockholders will act independently of our company in making decisions with respect to the timing, manner and size of each sale.

No Known Agreements to Resell the Shares

To our knowledge, no selling stockholder has any agreement or understanding, directly or indirectly, with any person to resell the common shares covered by this prospectus.

Offering Price

The sales price offered by the selling stockholders to the public may be:

1.              the market price prevailing at the time of sale;

2.              a price related to such prevailing market price; or

3.              such other price as the selling stockholders determine from time to time.

Manner of Sale

The common shares may be sold by means of one or more of the following methods:

1.              a block trade in which the broker-dealer so engaged will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

2.              Purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

3.              ordinary brokerage transactions in which the broker solicits purchasers;

4.              through options, swaps or derivatives;

5.              in transactions to cover short sales;

6.              privately negotiated transactions; or

7.              in a combination of any of the above methods.

The selling stockholders may sell their common shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their common shares. Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling stockholders, or, if any such broker-dealer acts as agent for the purchaser of common shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved.

Broker-dealers may agree with a selling stockholder to sell a specified number of common shares at a stipulated price per common share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold common shares at the price required to fulfill the broker-dealer commitment to the selling stockholder.

Broker-dealers who acquire common shares as principal may thereafter resell the common shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, on The NASDAQ Global Market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the common shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

If our selling stockholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker-dealers acting as underwriters.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

Sales Pursuant to Rule 144

Any common shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Accordingly, during such times as a selling stockholder may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, the selling stockholder must comply with applicable law and, among other things:

1.       may not engage in any stabilization activities in connection with our common stock;

2.       may not cover short sales by purchasing shares while the distribution is taking place; and

3.       may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

State Securities Laws

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs relating to the registration of the common stock. These expenses are estimated to be $25,000, including, but not limited to, legal, accounting, printing and mailing fees. The selling stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

LEGAL MATTERS

The validity of the common stock has been passed upon, for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012 and the period from November 15, 2005 (inception) to December 31, 2012 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 incorporated by reference into this prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission (“Commission”) allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that such information is considered part of this prospectus. As such, the following documents filed with the Commission are incorporated herein by reference:

•                  Annual report on Form 10-K for the fiscal year December 31, 2012 filed with the Commission on March 18, 2013;

•                  Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Commission on May 9, 2013;

•                  Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 filed with the Commission on August 9, 2013;

•                  Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed with the Commission on November 12, 2013;

•                  Current Reports on Form 8-K or Form 8-K/A (excluding any reports or portions thereof that are deemed to be furnished and not filed) filed on March 19, 2013, January 3, 2013, January 16, 2013, January 17, 2013, January 30, 2013, March 15, 2013, March 19, 2013, April 4, 2013, April 10, 2013, April 11, 2013, April 17, 2013, May 10, 2013, May 14, 2013, May 21, 2013, May 30, 2013, July 17, 2013, August 5, 2013, August 9, 2013, October 1, 2013 and November 12, 2013; and

•                  The description of our common stock contained in the Registrant’s Registration Statement on Form 8-A12B/A filed with the Commission on May 2, 2012.

All documents subsequently filed with the Commission by the Registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold under this Registration Statement, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents. Written or oral requests for such copies should be directed to Bernard F. Denoyer at the Company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•                  any breach of the director’s duty of loyalty to us or our stockholders;

•                  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•                  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•                  any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•                  we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•                  we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ADDITIONAL INFORMATION AVAILABLE TO YOU

This prospectus is part of a Registration Statement on Form S-8 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street N.E. Washington, D.C. 20549. You can obtain copies from the public reference room of the SEC at 100 F Street N.E. Washington, D.C. 20549, upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

SYNERGY PHARMACEUTICALS INC.

9,376,222 SHARES OF COMMON STOCK

PROSPECTUS

January 13, 2014

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Commission pursuant to the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are incorporated herein by reference:

•                  Annual report on Form 10-K for the fiscal year December 31, 2012 filed with the Commission on March 18, 2013;

•                  Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Commission on May 9, 2013;

•                  Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 filed with the Commission on August 9, 2013;

•                  Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed with the Commission on November 12, 2013;

•                  Current Reports on Form 8-K or Form 8-K/A (excluding any reports or portions thereof that are deemed to be furnished and not filed) filed on March 19, 2013, January 3, 2013, January 16, 2013, January 17, 2013, January 30, 2013, March 15, 2013, March 19, 2013, April 4, 2013, April 10, 2013, April 11, 2013, April 17, 2013, May 10, 2013, May 14, 2013, May 21, 2013, May 30, 2013, July 17, 2013, August 5, 2013, August 9, 2013, October 1, 2013 and November 12, 2013; and

•                  The description of our common stock contained in the Registrant’s Registration Statement on Form 8-A12B/A filed with the Commission on May 2, 2012.

All documents subsequently filed with the Commission by the Registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold under this Registration Statement, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

No expert or counsel named in this Registration Statement as having prepared or certified any part of this Registration Statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries.

Item 6. Indemnification of Directors and Officers.

Section 145 (“Section 145”) of the Delaware General Corporation Law, as amended (the “DGCL”), permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The foregoing is only a summary of the described sections of the Delaware General Corporation Law and is qualified in its entirety by reference to such sections.

Synergy’s Second Amended and Restated Certificate of Incorporation and bylaws provide that it shall indemnify each of its officers and directors to the fullest extent permitted by Section 145.

Synergy’s Second Amended and Restated Certificate of Incorporation, as amended, provides that no current or former director of Synergy shall be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Synergy’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Synergy has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit Number	Description
5.1	Opinion of Sichenzia Ross Friedman Ference LLP
10.1	2008 Equity Compensation Incentive Plan (incorporated by reference to Exhibit 4.1 to Form 8-K filed July 18, 2008)
10.2	2009 Director Option Plan (incorporated by reference to Exhibit 4.2 to Form10-K filed March 15, 2010)
23.1	Consent of BDO USA, LLP
23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)

Item 9. Undertakings.

A. The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 13th day of January 2014.

SYNERGY PHARMACEUTICALS INC.

By:	/s/ Gary S. Jacob
Gary S. Jacob
Chairman of the Board and Chief Executive Officer

By:	/s/ Bernard F. Denoyer
Bernard F. Denoyer
Senior Vice President - Finance

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary S. Jacob, Ph.D, his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Signature	Title	Date

/s/ Gary S. Jacob	Chairman of the Board and Chief Executive Officer	January 13, 2014
Gary S. Jacob	(Principal Executive Officer)

/s/ Bernard F. Denoyer	Senior Vice President - Finance	January 13, 2014
Bernard F. Denoyer	(Principal Financial and Accounting Officer)

/s/ Thomas H. Adams	Director	January 13, 2014
Thomas H. Adams

/s/ John P. Brancaccio	Director	January 13, 2014
John P. Brancaccio

/s/ Thomas Adams	Director	January 13, 2014
Thomas Adams

/s/ Alan Joslyn	Director	January 13, 2014
Alan Joslyn

	Director	, 2014
Christopher McGuigan

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Sichenzia Ross Friedman Ference LLP
10.1	2008 Equity Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to Form 8-K filed July 18, 2008).
10.2	2009 Director Option Plan (incorporated by reference to Exhibit 4.2 to Form10-K filed March 15, 2010).
23.1	Consent of BDO USA, LLP
23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)